SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange
Act of 1934

Entrx Corporation (Name of the Issuer)

Peter L. Hauser (Name of Persons Filing Statement)

Common stock (Title of Class of Securities)

293850103 (CUSIP Number of Class of Securities)

Peter L. Hauser Entrx Corporation 800 Nicollet Mall, Suite 2690 Minneapolis, MN 55402 (612) 333-0614	Copy to: Roger H. Frommelt Felhaber, Larson, Fenlon & Vogt, P.A. 220 South Sixth Street, Suite 2200 Minneapolis, MN 55402 (612) 373-8541
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of filing fee
$126,000	$11.60
* The filing fee was established based upon the $0.35 per share proposed to be paid to holders of fractional shares of Entrx Corporation’s common stock after the reverse stock split, and the estimated 360,000 shares (on a pre-reverse split basis) that will be acquired. The closing market price of Entrx Corporation’s common stock on October 6, 2008 was $0.22 per share.
☐  Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Statement No.:
Filing Party:
Date Filed:

Item 1 - Summary Term Sheet

See “Summary - Term Sheet” on page 6 in Entrx Corporation’s (the “Company’s”) Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008, regarding the vote on a proposal involving a 500 to one reverse stock split of the Company’s common stock, followed promptly by a one to 500 forward stock split (the “Transaction”).

Item 2 - Subject Company Information

Name and Address:
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
(612) 333-0614

Securities:

Common Stock, par value $0.10 per share.

Trading Market and Price:

See “Fairness of the Reverse/Forward Split” on page 11 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 3 - Identity and Background of Filing Person

The filing person is Peter L. Hauser, an affiliate of the issuer by reason of being the Company’s Chief Executive Officer, and the beneficial owner of 12.6% of the Company’s common stock, whose business address is 800 Nicollet Mall, Suite 2690, Minneapolis, Minnesota, and whose telephone number is 612-333-0614.

Mr. Hauser, a citizen of the United States, has been the president and chief executive officer of Entrx Corporation since October 2004, and devotes approximately one-third of his working time to such office. Mr. Hauser was a founder, and was the principal owner and chairman of the board of directors, of Health Care Financial Solutions, Inc., from March 2003 until October 2008. Health Care Financial Solutions, Inc., with its office in St. Paul, Minnesota, was engaged in the development and marketing of a health care claims administration software system for use by third-party health care plan administrators. Mr. Hauser was an account executive at Feltl & Company, a Minneapolis, Minnesota securities brokerage firm, from April 2003 until June 2003, at which time he retired from the securities industry. From 1977 through April 2003, Mr. Hauser was employed at Equity Securities Trading Co., Inc., a Minneapolis, Minnesota-based securities brokerage firm (now known as The Oak Ridge Financial Group, Inc.), where he acted as a vice president and a principal beginning in 1993. From 1993 until 2003, Mr. Hauser was a member of the board of directors of GelStat Corp. (OTCBB: GSAC.OB), (formerly called “Developed Technology Resources, Inc.”), which was previously engaged in various enterprises in the former Soviet Union, including the distribution of airport security equipment and the manufacture and distribution of dairy products and snack foods. By 2003, GelStat had disposed of all of its assets relating to its former Soviet Union enterprises, and began engaging in the domestic production and distribution of over-the-counter, non-prescription health care products.

Mr. Hauser has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Mr. Hauser has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4 - Terms of the Transaction

See “Structure of the Reverse/Forward Split” on page 9, “Fairness of the Reverse/Forward Split” on page 11, and “Appraisal Rights” on page 15 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 5 - Past Contracts, Transactions, Negotiations and Agreements

Not applicable.

Item 6 - Purposes of the Transaction and Plans or Proposals

See “Reasons for the Reverse/Forward Split” on page 6, “Background and Purpose of the Reverse/Forward Split” on page 8, and “Effect of Reverse/Forward Split on Entrx” on page 12 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 7 - Purposes, Alternatives, Reasons and Effects

See “Reasons for the Reverse/Forward Split” on page 6, and “Background and Purpose of the Reverse/Forward Split” on page 8 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 8 - Fairness of the Reverse/Forward Split

The filing person believes that the proposed Transaction is fair to all unaffiliated shareholders of the Company for the reasons set forth under “Fairness of the Reverse/Forward Split” on page 11 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 9 - Reports, Opinions, Appraisals and Negotiations

See “Fairness of the Reverse/Forward Split” on page 11 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 10 - Source and Amount of Funds or Other Consideration

See “Effect of the Reverse/Forward Split on Entrx” on page 12 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 11 - Interest in Securities of the Subject Company

Not applicable.

Item 12 - The Solicitation or Recommendation

See “Background and Purpose of the Reverse/Forward Split” on page 8, and “Board of Directors’ Recommendation” on page 15 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 13 - Financial statements

See the Company’s Form 10-KSB for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 14, 2008 and the Company’s Form 10-Q for the three and six-month periods ended June 30, 2008, filed with the Securities and Exchange Commission on August 11, 2008.

Item 14 - Persons/Assets, Retained, Employed, Compensated or Used

See “VOTING INFORMATION - Who will be soliciting your vote?” on page 1 in the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008.

Item 15 - Additional Information

Not applicable.

Item 16 - Exhibits

Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 6, 2008, and incorporated herein by reference.

Signature:

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter L. Hauser	October 8, 2008
Peter L. Hauser